Exhibit 12

PFIZER INC. AND SUBSIDIARY COMPANIES
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO FIXED
CHARGES AND PREFERRED STOCK DIVIDENDS

	Year Ended December 31,

(in millions, except ratios)	2003	2002	2001	2000	1999

Determination of earnings:
Income from continuing operations before provision for taxes on income, minority interests and cumulative effect of change in accounting principles	$3,263	$11,796	$9,984	$5,501	$6,945
Less:
Minority interests	3	6	14	13	5

Adjusted income	3,260	11,790	9,970	5,488	6,940
Fixed charges	491	365	359	478	463

Total earnings as defined	$3,751	$12,155	$10,329	$5,966	$7,403

Fixed charges:
Interest expense (a)	$270	$251	$266	$381	$364
Preferred stock dividends(b)	10	—	—	—	—
Rents (c)	211	114	93	97	99

Fixed charges	491	365	359	478	463
Capitalized interest	20	28	56	46	40

Total fixed charges	$511	$393	$415	$524	$503

Ratio of earnings to fixed charges	7.3	30.9	24.9	11.4	14.7

All financial data for 2003, 2002, 2001 and 2000 reflect our confectionery, shaving and fish-care products businesses as well as the Estrostep, Loestrin and femhrt women’s health product lines as discontinued operations. We have not restated periods prior to 2000 for these discontinued operations because the data are not available. After we reorganized our financial systems due to the merger with Warner-Lambert Company, the level of detail necessary to develop financial information for these discontinued operations for periods prior to 2000 was no longer available.

(a)	Interest expense includes amortization of debt discount and expenses.

(b)	Preferred stock dividends are from our Series A convertible perpetual preferred stock held by an Employee Stock Ownership Trust Plan assumed in connection with our acquisition of Pharmacia.

(c)	Rents included in the computation consist of one-third of rental expense which we believe to be a conservative estimate of an interest factor in our leases, which are not material.